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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1
                             -----------------------
                         THE ELDER-BEERMAN STORES CORP.
                                (Name of Issuer)

                     THE ELDER-BEERMAN STORES CORP. (ISSUER)
 (Name of Filing Person (identifying status as Offeror, Issuer or Other Person))

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    284470101
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                 Scott J. Davido
               Executive Vice President--Chief Financial Officer,
                             Treasurer and Secretary
                         The Elder-Beerman Stores Corp.
                                3155 El-Bee Road
                               Dayton, Ohio 45439
                                 (937) 296-2700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                             -----------------------
                                    Copy to:
                                 Lyle G. Ganske
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939
                             -----------------------

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[ ]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
         Amount Previously Paid: _______________ Filing Party: _________________
         Form or Registration No.: _____________ Date Filed: ___________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         [ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 8, 2000 (the "Schedule TO") by The Elder-Beerman Stores Corp., an Ohio corporation. The Schedule TO relates to the offer by Elder-Beerman Stores to purchase up to 3,333,333 shares of its outstanding common stock, without par value, including the preferred share purchase rights (the "Shares"), at a purchase price not in excess of $6.00 nor less than $4.50 per Share, net to the seller in cash, without interest, as specified by the shareholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

         The Offer to Purchase, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended as follows. The information set forth in the Offer to Purchase and the related letter of transmittal is incorporated in this Schedule TO by reference in answer to Items 1 through 13 of this Tender Offer Statement on Schedule TO.

Forward-Looking Statements

         The paragraph under the heading entitled "Forward-Looking Statements" on page i of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         This Offer to Purchase contains statements based on management's current beliefs, estimates and assumptions concerning the operations, future results and prospects of Elder-Beerman and the retail industry in general and such statements are not historical information or statements of current condition. Such statements may be identified by the words "believe," "anticipated," "expected" or similar expressions. These statements are subject to certain risks and uncertainties which could cause actual circumstances to differ materially from those mentioned in this discussion, including, but not limited to increasing price and product competition; fluctuations in consumer demand and confidence; the availability and mix of inventory; fluctuations in costs and expenses; the effectiveness of merchandising, advertising, marketing and promotional strategies, expense reduction initiatives and other initiatives designed to increase revenue, such as Elder-Beerman's ability to carry out its strategic business plan; the timing and effectiveness of new store openings; the growing impact of electronic commerce; weather conditions that affect consumer traffic in stores; the continued availability and terms of financing; the outcome of pending and future litigation; the ability of third parties to meet their liabilities and obligations; and general economic conditions, such as the rate of employment, inflation and interest rates and the condition of the capital markets.

         Many of these factors are beyond our ability to control or predict. Shareholders are cautioned not to place undue reliance on these forward-looking statements. Elder-Beerman undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not applicable to statements made in connection with a tender offer.


Summary Term Sheet

         The paragraph under the heading entitled "Can the Offer be Extended and, if it is Extended, How Will I Be Notified?" on page iii of the Offer to Purchase is hereby amended and restated in its entirety as follows:

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         Yes, we may elect to extend the offer at any time before 9:00 a.m., New
         York City time, on the next business day after the previously scheduled expiration date. If we extend the offer, we will make a public announcement of the extension by issuing a press release through Business Wire. See Sections 1 and 5.

         The paragraph under the heading entitled "Until What Time Can I Withdraw Previously Tendered Shares?" on page iv of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         You can withdraw your shares at any time until the offer has expired. See Section 5.

The Offer

Section 2.  Background and Purpose of the Offer

         The following sentence is added at the end of the second sentence under the heading "Share Repurchase Program:"

         The price range for the Shares repurchased by Elder-Beerman between August 30, 1999 and November 23, 1999 was $6.0625 to $7.25. All Shares repurchased were open market purchases.

Section 2.  Background and Purpose of the Offer

         The following sentence is added after the third sentence in the first paragraph under the heading "The Offer:"

         Elder-Beerman recently announced a long-term strategic business plan that the Board of Directors hopes will enhance long-term value for Elder-Beerman's shareholders. The Offer provides shareholders with a near-term alternative to realize above-market value for their Shares. Neither Elder-Beerman nor the Board of Directors is making a recommendation regarding whether you should tender your Shares because the Board of Directors believes that shareholders should make their own decisions about whether to tender their Shares in order to have immediate liquidity for their investment or not to tender their Shares and increase their proportionate interest in Elder-Beerman and thus in Elder-Beerman's future earnings.

Section 7.  Certain Conditions of the Offer

         The first paragraph under "Section 7. Certain Conditions of the Offer" is hereby amended and restated in its entirety as follows:

         Notwithstanding any other provision of the Offer, Elder-Beerman may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after September 8, 2000 and prior to the Expiration Date, any of the following events have occurred (or have been determined by Elder-Beerman to have occurred) that, in Elder-Beerman's reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by Elder-Beerman), makes it inadvisable to proceed with the Offer:

Section 11. Effect of the Offer on the Market for Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities


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         The following paragraph is added at the end of the paragraph "Exchange
Act Registration" under "Section 11. Effect of Offer on the Market for Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities":

         GOING PRIVATE. Elder-Beerman does not believe that the Offer is a Rule 13e-3 transaction under Rule 13e-3 of the Exchange Act. Elder-Beerman's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be publicly traded and is likely to reduce the number of shareholders. However, Elder-Beerman anticipates that there will be a sufficient number of Shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the Shares and, based upon the published guidelines of Nasdaq, continued listing of the Shares on Nasdaq. Additionally, Elder-Beerman does not believe that following completion of the Offer, the Shares will be held of record by fewer than 300 shareholders. As of September 1, 2000, there were approximately 2,094 holders of record, holding all of the 14,893,114 outstanding Shares.

         The Schedule TO is further amended in answer to Item 13 of Schedule TO as follows:

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

ITEM 12.      EXHIBITS.

*(a)(1)(A)    Offer to Purchase, dated September 8, 2000
*(a)(1)(B)    Letter of Transmittal
*(a)(1)(C)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees
*(a)(1)(D)    Form of Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees
*(a)(1)(E)    Notice of Guaranteed Delivery
*(a)(1)(F)    Guidelines of the Internal Revenue Service for Certification of
              Taxpayer Identification Number on Substitute Form W-9
*(a)(1)(G)    Form of Letter to Participants in The Elder-Beerman Stores Corp.
              Financial Partnership Plan
*(a)(2)-(4)   Not applicable
*(a)(5)(A)    Press release issued by Elder-Beerman on August 29, 2000
*(a)(5)(B)    Press release issued by Elder-Beerman on September 8, 2000
*(b)(1)       Amended and Restated Credit Agreement, dated as of May 19, 2000, among The Elder-Beerman Stores Corp., as Borrower and the Lenders
              Party Thereto, Citibank, N.A., as Issuer and Citicorp USA, Inc., as Agent and Swing Loan Bank (previously filed on June 13, 2000 as
              Exhibit 10(e) to Elder-Beerman's Form 10-Q for the quarterly period ended April 29, 2000 and incorporated herein by reference)
(g)           Not applicable
(h)           Not applicable

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*previously filed

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 20, 2000          THE ELDER-BEERMAN STORES CORP.


                                  By: /s/ Scott J. Davido
                                      -------------------------------
                                      Name:  Scott J. Davido
                                      Title:  Executive Vice President --
                                      Chief Financial Officer, Treasurer and
                                      Secretary

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                                  EXHIBIT INDEX

*(a)(1)(A)    Offer to Purchase, dated September 8, 2000
*(a)(1)(B)    Letter of Transmittal
*(a)(1)(C)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees
*(a)(1)(D)    Form of Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees
*(a)(1)(E)    Notice of Guaranteed Delivery
*(a)(1)(F)    Guidelines of the Internal Revenue Service for Certification of
              Taxpayer Identification Number on Substitute Form W-9
*(a)(1)(G)    Form of Letter to Participants in The Elder-Beerman Stores Corp.
              Financial Partnership Plan
*(a)(2)-(4)   Not applicable
*(a)(5)(A)    Press release issued by Elder-Beerman on August 29, 2000
*(a)(5)(B)    Press release issued by Elder-Beerman on September 8, 2000
*(b)(1)       Amended and Restated Credit Agreement, dated as of May 19, 2000, among The Elder-Beerman Stores Corp., as Borrower and the Lenders
              Party Thereto, Citibank, N.A., as Issuer and Citicorp USA, Inc., as Agent and Swing Loan Bank (previously filed on June 13, 2000 as
              Exhibit 10(e) to Elder-Beerman's Form 10-Q for the quarterly period ended April 29, 2000 and incorporated herein by reference)
(g)           Not applicable
(h)           Not applicable

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*previously filed